Feb. 24, 2009

David L. Orlie

Special Counsel

Kevin Dougherty

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Western Lucrative Enterprises, Inc.

Registration Statement on Form S-1/A

Filed January 20, 2009

File No. 333-152950

Dear Misters Orlie and Dougherty;

The following are our responses to your comment letter of February 9, 2009.

Item 7.  Selling Security Holders, page 17

1.

In response to comment 2 of our letter dated December 8, 2008, you disclose in the second full paragraph of page 17 the names of numerous companies for which affiliates of your principal shareholder appear to have served as promoters or control persons.  Please disclose which, if any, of these companies have had limited business plans and have generated no or minimal revenues, have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked, or are or were previously classified as shell companies.

The following represents the answer to the extent that such information is known by Mr. Baker.

	Limited Bus Plan No or Min. Revenues	Untimely Reports	Delinquent Reporting Oblig.	Reg. Revoked	Shell Company Classified

NewGen Technologies, Inc.
Russian Athenia, Inc
Pacific Land Coffee Corp
Faceprint Global Solutions, Inc
Woodstock Tree Farms
Northstar Ventures, Inc
Asian Financial, Inc	x	x			x
China Holdings, Inc	x	x			x
ARC International Corp
Animal Cloning Sciences, Inc		x	x		x
Knickerbocker Capital Corp	x	x	x		x
Apex Capital Group, Inc		x	x
Corio, Inc

2.

You disclose that Matches, Inc. has filed a post-effective amendment, but that does not appear to be the case.  Please advise, or revise your disclosure accordingly.

Revised.

Executive Compensation, page 28

3.

We note your response to comment 7 of our letter dated December 8, 2008, and we again reissue that comment.  Particularly, please provide a summary compensation table that does not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Revised.

Financial Statements, page F-1

4.

We note that in response to comment 8 of our letter dated December 8, 2008, you have included unaudited financial statements as of December 31, 2008.  However, these financial statements do not appear to contain a statement of cash flows.  Please advise.

Statement of cash flows has been added.

5.

Please revise your Management’s Discussion and Analysis to address the interim period that you have now included in your prospectus.  See Item 303(b) of Regulation S-k.

MD &A has been revised.

6.

Please disclose your fiscal year end date.

The Company is using a fiscal year end date of June 30.

Exhibits

7.

Please be aware that you will need to file an updated opinion of counsel, in reasonable proximity to your desired effectiveness date.

Updated opinion is included with this amendment.

Very truly yours,

/s/ Randall A. Baker

Randall A. Baker, President

Western Lucrative Enterprises, Inc.

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